SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

HEALTHCARE TRUST OF AMERICA, INC.

(Name of Subject Company)

HEALTHCARE TRUST OF AMERICA, INC.

(Name of Person Filing Statement)

CLASS B-1, B-2, AND B-3 COMMON STOCK

(Title of Class of Securities)

42225P204 (CLASS B-1 COMMON STOCK), 42225P303 (CLASS B-2 COMMON STOCK), AND

42225P402 (CLASS B-3 COMMON STOCK)

(CUSIP Number of Class of Securities)

Scott D. Peters

Chief Executive Officer, President and Chairman

Healthcare Trust of America, Inc.

16435 North Scottsdale Road, Suite 320

Scottsdale, Arizona 85254

(480) 998-3478

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copy to:

Peter T. Healy, Esq.

O’Melveny & Myers LLP

Two Embarcadero Center, 28th Floor

San Francisco, CA 94111

(415) 984-8700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the offer (the “Offer”) by CMG Legacy Income Fund, LLC, CMG Income Fund II, LLC, CMG Legacy Growth Fund, LLC, CMG Acquisition Co., LLC and CMG Partners, LLC (collectively the “Purchasers”) to purchase up to 200,000 shares of each of Class B-1, B-2, and B-3 common stock (collectively, the “Class B Shares”) in Healthcare Trust of America, Inc., a Maryland corporation and the subject company (“HTA”), at purchase prices equal to $7.00 per share (the “Class B-1 Offer Price”), $6.50 per share (the “Class B-2 Offer Price”), and $6.00 per share (the “Class B-3 Offer Price” and, together with the Class B-1 Offer Price and the Class B-2 Offer Price, the “Offer Prices”), respectively, upon the terms and subject to the conditions set forth in the Purchasers’ Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on August 21, 2012. As discussed further below, the Board of Directors of HTA (the “Board”) recommends that the holders of the Class B Shares (the “Stockholders”) reject the Offer and not tender their Class B Shares for purchase pursuant to the Offer.

Item 1. Subject Company Information

HTA’s name, and the address and telephone number of its principal executive offices, are as follows:

Healthcare Trust of America, Inc.

16435 North Scottsdale Road, Suite 320

Scottsdale, Arizona 85254

(480) 998-3478

The titles of the classes of equity securities to which this Schedule 14D-9 relates are HTA’s Class B-1, B-2, and B-3 common stock, of which there were 57,281,043, 57,281,043, and 57,281,043 shares outstanding, respectively, as of the date of this Schedule 14D-9.

Item 2. Identity and Background of Filing Person

HTA is the person filing this Schedule 14D-9. HTA’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the tender offer by the Purchasers pursuant to which the Purchasers have offered to purchase, subject to certain terms and conditions, up to 200,000 shares of each of HTA’s Class B-1, B-2, and B-3 common stock at the respective Offer Prices. The Offer is on the terms and subject to the conditions described in the Schedule TO. Unless the Offer is extended, it will expire on September 28, 2012. According to the Schedule TO, the business address and telephone number of the Purchasers is 12828 Northup Way #110, Bellevue, Washington 98005, (425) 376-0693.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

As of the date of this Schedule 14D-9, there are no material agreements, arrangements, or understandings or any actual or potential conflicts of interest between HTA or its affiliates and the Purchasers and their executive officers, directors, or affiliates. In addition, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, or understandings or any actual or potential conflicts of interest between HTA or its affiliates and the executive officers, directors, or affiliates of HTA, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in (i) the sections entitled “Certain Relationships and Related Party Transactions,” “Compensation of Directors and Executive Officers,” and “Security Ownership of Certain Beneficial Owners and Management” in HTA’s proxy statement on Schedule 14A filed with the SEC on April 30, 2012 (the “Proxy Statement”) and incorporated herein by reference and (ii) the sections entitled “Adoption of LTIP” and “Amendment of Employment Agreements” in HTA’s Current Report on Form 8-K filed with the SEC on May 18, 2012 (the “8-K”) and incorporated herein by reference.

The section of the Proxy Statement entitled “Compensation of Directors and Executive Officers” and the sections of the 8-K entitled “Adoption of LTIP” and “Amendment of Employment Agreements” describe existing employment and compensation arrangements that certain executive officers and directors of HTA have entered into with HTA, along with certain direct and indirect financial arrangements involving HTA, the Board, and certain executive officers of HTA, including, without limitation, HTA’s current compensation programs for such executive officers and directors.

Item 4. The Solicitation or Recommendation

(a) Solicitation or Recommendation.

The Board thoroughly evaluated and assessed the terms of the Offer together with its outside advisors, and has determined that the Offer is not in the best interests of the Stockholders.

Accordingly, the Board recommends that the Stockholders reject the Offer and not tender their Class B Shares for purchase pursuant to the Offer.

The Board acknowledges that each Stockholder must evaluate whether to tender its Class B Shares to the Purchasers pursuant to the Offer and that an individual Stockholder may determine to tender based on, among other things, its individual liquidity needs.

(b) Background.

The Purchasers commenced the Offer on August 21, 2012 at purchase prices equal to the Offer Prices. The Purchasers included disclosure in the Schedule TO that the Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Class B Shares, and that in establishing the Offer Prices, the Purchasers are motivated to establish the lowest price which might be acceptable to Stockholders consistent with the Purchasers’ objectives.

The Board believes that the Offer is an opportunistic attempt to deprive the Stockholders who tender Class B Shares in the Offer of the potential opportunity to realize a greater long-term value of their investment in HTA.

(c) Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the Board: (i) reviewed the terms and conditions of the Offer; (ii) consulted with HTA’s outside advisors; (iii) considered other information relating to HTA’s historical financial performance, portfolio of assets, and future opportunities; and (iv) evaluated various relevant and material factors in light of the Board’s knowledge of HTA’s business, financial condition, portfolio of assets, and its future prospects.

The reasons for the Board’s recommendation include, without limitation, the following:

•

the closing price of shares of HTA’s Class A common stock (the “Class A Shares” and, together with the Class B Shares, the “Common Shares”) (into which the Class B Shares may be later converted) as of August 27, 2012 was $9.15 per share;

•	the shares of Class B-1 common stock convert into Class A Shares on December 6, 2012;
•

the shares of Class B-2 and Class B-3 common stock convert into Class A Shares on June 6, 2013 and December 6, 2013, respectively, and the Board has the discretion to permit earlier conversion of the shares of Class B-2 and Class B-3 common stock as early as December 6, 2012;

•	the Board’s belief that the value of each Class B Share is in excess of the applicable Offer Price;
•

the Board’s belief that, given the timing of the Offer and the Offer Prices, the Offer represents an opportunistic attempt to deprive the Stockholders who tender Class B Shares in the Offer of the potential opportunity to realize a greater long-term value of their investment in HTA; however, there can be no assurance as to the actual long term value of the Class B Shares as such value is dependent on a number of factors, including general economic conditions and the other factors discussed in Item 8 “Additional Information” below;

•	the Board’s knowledge of HTA’s assets and belief in their potential value;
•	discussions with HTA’s advisors, including, prior to the Offer, in connection with the preparation of HTA’s financial statements, discussions with management of HTA regarding HTA’s assets; and
•	the fact that Stockholders who tender Class B Shares in the Offer will not receive any distributions that HTA may make in the future.

In view of the number of reasons and complexity of these matters, the Board did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board has determined that the Offer is not in the best interests of the Stockholders. Accordingly, the Board recommends that the Stockholders reject the Offer and not tender their Class B Shares to the Purchasers for purchase pursuant to the Offer. The Board acknowledges that each Stockholder must evaluate whether to tender its Class B Shares to the Purchasers pursuant to the Offer and that an individual Stockholder may determine to tender based on, among other things, its individual liquidity needs.

(d) Intent to Tender.

As of August 24, 2012, the executive officers and directors of HTA as a group beneficially owned, individually and in the aggregate, less than 0.5% of the outstanding Common Shares. The executive officers and directors of HTA are entitled to participate in the Offer on the same basis as other Stockholders; however, all of such executive officers and directors have advised HTA that they do not intend to tender any of their Class B Shares in the Offer (including Class B Shares they are deemed to beneficially own). To the knowledge of the Board on behalf of HTA, none of HTA’s subsidiaries or other affiliates currently intends to tender Class B Shares held of record or beneficially by such person for purchase pursuant to the Offer.

Item 5. Person/Assets Retained, Employed, Compensated or Used

Not applicable.

Item 6. Interest in Securities of the Subject Company

During the past 60 days, no transactions with respect to the Class B Shares have been effected by HTA or, to the knowledge of the Board on behalf of HTA, by any of its executive officers, directors, affiliates, or subsidiaries. However, HTA and certain of its executive officers and directors have effected the following transactions with respect to the Class A Shares during the past 60 days:

•	on July 9, 2012, HTA granted 7,500 restricted Class A Shares to each of its non-employee directors pursuant to its incentive compensation plan;
•	on July 25, 2012, HTA repurchased 14,851,485 Class A Shares at a purchase price of $10.10 per share pursuant to a modified “Dutch Auction” tender offer;
•

on August 2, 2012, HTA repurchased all outstanding fractional Class A Shares, representing an aggregate of approximately 19,508 Class A Shares (including approximately 3 Class A Shares beneficially owned by executive officers or directors of HTA), at a purchase price of $9.27 per share pursuant to Section 2-214(a)(4) of the Maryland General Corporation Law;

•	on August 23, 2012, one of the directors of HTA purchased 30,000 Class A Shares at a purchase price of $9.22 per share pursuant to an open market transaction; and
•	between July 9, 2012 and August 15, 2012, HTA repurchased 20,174 Class A Shares at an average weighted purchase price of $9.76 per share pursuant to its previous share repurchase plan.

Item 7. Purposes of the Transaction and Plans or Proposals

HTA has not undertaken and is not engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of HTA’s securities by HTA, any of its subsidiaries, or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving HTA or any of its subsidiaries; (iii) a purchase, sale, or transfer of a material amount of assets of HTA or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of HTA. In addition, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer that relates to or would result in one or more of the foregoing matters.

Item 8. Additional Information

Certain statements contained in this Schedule 14D-9 constitute forward-looking statements within the meaning of the safe harbor from civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act). Such statements include, in particular, statements about HTA’s plans, strategies and prospects and estimates regarding future medical office building market performance. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially and in adverse ways from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of HTA’s performance in future periods. Forward-looking statements are generally identifiable by use of the terms such as “expect,” “project,” “may,” “will,” “should,” “could,” “would,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “opinion,” “predict,” “potential,” “pro forma” or the negative of such terms and other comparable terminology. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. HTA cannot guarantee the accuracy of any such forward-looking statements contained in this Schedule 14D-9, and HTA does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Any such forward-looking statements reflect HTA’s current views about future events, are subject to unknown risks, uncertainties, and other factors, and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive, and market conditions, all of which are difficult or impossible to predict accurately. To the extent that HTA’s assumptions differ from actual results, HTA’s ability to meet such forward-looking statements, including its ability to generate positive cash flow from operations, provide dividends to stockholders, and maintain the value of its real estate properties, may be significantly hindered. The following factors, as well as any cautionary language in this Schedule 14D-9, provide examples of certain risks, uncertainties and events that could cause actual results to differ materially and adverse ways from those presented in HTA’s forward-looking statements:

•	changes in economic conditions affecting the healthcare property sector, the commercial real estate market and the credit market;
•	competition for acquisition of medical office buildings and other facilities that serve the healthcare industry;
•	economic fluctuations in certain states in which HTA’s property investments are geographically concentrated;
•	retention of HTA’s senior management team;
•	financial stability and solvency of HTA’s tenants;
•	supply and demand for operating properties in the market areas in which HTA operates;
•	HTA’s ability to acquire real properties, and to successfully operate those properties once acquired;
•	changes in property taxes;
•	legislative and regulatory changes, including changes to laws governing the taxation of real estate investment trusts, or REITs, and changes to laws governing the healthcare industry;
•	fluctuations in reimbursements from third party payors such as Medicare and Medicaid;
•	delays in liquidating defaulted mortgage loan investments;
•	changes in interest rates;
•	the availability of capital and financing;
•	restrictive covenants in HTA’s credit facilities;
•	changes in HTA’s credit ratings;
•	HTA’s ability to remain qualified as a REIT; and
•

the factors included in this Schedule 14D-9, HTA’s quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2012 and June 30, 2012 and HTA’s annual report on Form 10-K for the fiscal year ended December 31, 2011, including those set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Forward-looking statements express expectations of future events. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties that could cause actual events or results to differ materially from those projected. Due to these inherent uncertainties, Stockholders are urged not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date made. In addition, HTA undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to projections over time, except as required by law.

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning HTA and its business, including additional factors that could materially affect HTA’s financial results, is included herein and in HTA’s other filings with the SEC.

Item 9. Exhibits

Exhibit No.	Document

(e)(1)	Excerpts from HTA’s proxy statement on Schedule 14A filed with the SEC on April 30, 2012.*

(e)(2)	Excerpts from HTA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the SEC on March 27, 2012.*

(e)(3)	Excerpts from HTA’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012 filed with the SEC on May 15, 2012.*

(e)(4)	Excerpts from HTA’s Current Report on Form 8-K filed with the SEC on May 18, 2012.*

(e)(5)	Excerpts from HTA’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012 filed with the SEC on August 9, 2012.*

*	Incorporated by reference as provided in Items 3 and 8 hereof.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

HEALTHCARE TRUST OF AMERICA, INC.

By:	/s/ Scott D. Peters
Scott D. Peters Chief Executive Officer, President and Chairman

INDEX TO EXHIBITS

Exhibit No.	Document

(e)(1)	Excerpts from HTA’s proxy statement on Schedule 14A filed with the SEC on April 30, 2012.*

(e)(2)	Excerpts from HTA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the SEC on March 27, 2012.*

(e)(3)	Excerpts from HTA’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012 filed with the SEC on May 15, 2012.*

(e)(4)	Excerpts from HTA’s Current Report on Form 8-K filed with the SEC on May 18, 2012.*

(e)(5)	Excerpts from HTA’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012 filed with the SEC on August 9, 2012.*

*	Incorporated by reference as provided in Items 3 and 8 hereof.